Notice of Exempt Solicitation (TSLA)

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Tesla Inc. (TSLA)

Name of person relying on exemption: John Chevedden, Tesla Shareholder since 2020

Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Urge every Tesla shareholder you know to vote for Proposal 6

It is especially important to vote for the binding Tesla Proposal 6 in order to have Tesla governed democratically by majority Tesla shareholder votes

Proposal 6 will make Tesla more accountable to the non-Musk Tesla shareholders and will help to keep Mr. Musk focused on Tesla. The topic of Proposal 6 has repeatedly won majority support from Tesla shareholders at multiple Tesla annual shareholder meetings.

This is all the more important because this may be the last chance for the topic of Proposal 6 to be approved by Tesla shareholders since Mr. Musk plans to take greater voting control of Tesla. Plus Proposal 6 requires a 66-2/3% vote from all Tesla shares outstanding and a substantial number of Tesla shares do not vote. A Tesla share that does not vote is the same as a vote against Proposal 6.

Adoption of Proposal 6 will pave the way for annual election of each Tesla director. Annual election of each Tesla director will tend to prevent Tesla directors from being lap-dogs for Mr. Musk and Mr. Musk’s outrageous pay packages.

Vote for Proposal 6 to keep Mr. Musk focused on Tesla shareholder value